SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. ______) 1

Stonepath Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

861837102
(CUSIP Number)

Gary Herman
c/o Strategic Turnaround Equity Partners, L.P. (Cayman)
720 Fifth Avenue, 10th Floor
New York, New York 10019
(212) 247-0581

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box.  [X]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.
___________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 861837102	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Turnaround Equity Partners, L.P. (Cayman) 98-0498777
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS * WC
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,941,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,941,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,941,890(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.00% (1)
14	TYPE OF REPORTING PERSON PN

(1)
On the basis of 43,777,151 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2006 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2006.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 861837102	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galloway Capital Management LLC 90-0000838
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,941,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,941,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,941,890(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.00% (1)
14	TYPE OF REPORTING PERSON OO

(1)
On the basis of 43,777,151 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2006 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2006.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 861837102	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,000(1)
	8	SHARED VOTING POWER 3,941,890
	9	SOLE DISPOSITIVE POWER 60,000(1)
	10	SHARED DISPOSITIVE POWER 3,941,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,001,890(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.14% (2)
14	TYPE OF REPORTING PERSON IN

(1)	This includes 30,000 shares of common stock held by the Gary Herman, IRA.

(2)
On the basis of 43,777,151 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2006 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2006.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 861837102	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce Galloway N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 864,199(1)
	8	SHARED VOTING POWER 3,941,890
	9	SOLE DISPOSITIVE POWER 864,199(1)
	10	SHARED DISPOSITIVE POWER 3,941,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,806,089(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.98% (2)
14	TYPE OF REPORTING PERSON IN

(1)
This includes 748,749 shares of common stock held by Mr. Galloway through the Bruce Galloway, IRA, 55,000 shares of common stock owned by Mr. Galloway’s children, Justin and Alana, for which Mr. Galloway has the power to vote and dispose and 60,450 by RexonGalloway Capital Growth, LLC for which Mr. Galloway retains full investment and voting discretion.

(2)
On the basis of 43,777,151 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2006 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2006.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value, (the “Common Stock”) of Stonepath Group, Inc., a Delaware corporation, (the “Company”). The principal executive offices of the Company are located at World Trade Center, 2200 Alaskan Way, Suite 200, Seattle, WA 98121.

Item 2.	Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman (collectively, the “Reporting Persons”).

Strategic Turnaround Equity Partners, L.P. (Cayman), is a Delaware limited liability partnership and is a fund focused on investing primarily in undervalued public equities. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman). Gary L. Herman and Bruce Galloway are citizens of the United States, managing members of Galloway Capital Management LLC and Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC, and is a holder of the majority of the partnership interests in Strategic Turnaround Equity Partners, L.P. (Cayman)

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Strategic Turnaround Equity Partners, L.P. (Cayman)	Cayman Islands limited partnership General Partner - Galloway Capital Management LLC

Galloway Capital Management LLC	Delaware limited liability company Managing Member - Gary L. Herman Managing Member - Bruce Galloway

Bruce Galloway	Citizenship - United States Managing Member - Galloway Capital Management LLC
Managing Member - Strategic Turnaround Equity Partners, L.P. (Cayman)

Gary L. Herman	Citizenship - United States Managing Member - Galloway Capital Management LLC
Managing Member - Strategic Turnaround Equity Partners, L.P. (Cayman)

The address of the principal business office of Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary Herman is c/o Strategic Turnaround Equity Partners, L.P. (Cayman), 720 Fifth Avenue, 10th Floor, New York, New York 10019.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased with working capital of Strategic Turnaround Equity Partners, L.P (Cayman) and the personal investment capital of Messrs. Galloway and Herman.

Item 4.	Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share, Strategic Turnaround Equity Partners, L.P. made purchases of Common Stock on the open market with its working capital:

Date	Number of Shares Acquired	Price Per Share
1/03/07	100,000	0.17890
1/04/07	98,995	0.19840
1/05/07	121,887	0.20610
1/08/07	100,000	0.2137
1/09/07	127,500	0.222
1/10/07	95,000	0.2164
1/17/07	50,000	0.23
1/18/07	17,300	0.23
1/19/07	100,000	0.22
1/24/07	25,000	0.21
1/30/07	40,890	0.20730
1/31/07	62,760	0.20640
2/01/07	32,986	0.2
2/02/07	45,700	0.21
2/05/07	47,000	0.2
2/06/07	55,721	0.21
2/07/07	27,400	0.2136
2/16/07	60,000	0.2607
2/22/07	40,900	0.2981

On each of the following dates, Strategic Turnaround Equity Partners, LP (Cayman) made the following transfers:

Date	Number of Shares Transferred	Price Per Share
1/05/07	30,400	Transfer - Sall Family
1/11/07	66,000	Dir Inv - Sall IRA
2/01/07	15,000	Transfer - King, Diane

On each of the following dates and at the following prices per share, Bruce Galloway or his affiliates made purchases of Common Stock on the open market with his personal funds:

Date	Number of Shares Acquired	Price Per Share
1/22/07	55,350	0.22
1/23/07	7,125	0.22

Other than as set forth below, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Report.

On March 7, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer indicating their concern about a proposed refinancing of the Issuer. The letter also urged the Board to explore a structure which is not hyper-dilutive to the common shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC (as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman)), Bruce Galloway and Gary L. Herman (as a Managing Members of Galloway Capital Management LLC) are deemed to beneficially own an aggregate of 3,941,890 shares of Common Stock, representing approximately 9.00% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2006. Strategic Turnaround Equity Partners, L.P. (Cayman) is deemed to be the direct beneficial owner of 3,941,890 shares of Common Stock. Galloway Capital Management LLC is deemed to be the indirect beneficial owner of 3,941,890 shares of Common Stock. Bruce Galloway and Gary L. Herman are deemed to be the indirect beneficial owners of 3,941,890 shares of Common Stock. Each of Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, L.P. (Cayman). Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

Of the total 864,199 shares of common stock directly held by Mr. Galloway, 748,740 are held by Mr. Galloway through the Bruce Galloway, IRA, 55,000 shares of common stock are owned by Mr. Galloway’s children, Justin and Alana, for which Mr. Galloway has the power to vote and dispose, and 60,450 shares of common stock are held by RexonGalloway Capital Growth, an investment company in which Mr. Galloway is a member ("RexonGalloway") and for which Mr. Galloway retains full investment and voting discretion.

Gary L. Herman directly beneficially owns 60,000 shares of common stock, 30,000 shares of which are held individually and 30,000 shares are held through the Gary Herman, IRA.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company’s equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Strategic Turnaround Equity Partners, L.P. (Cayman)

March 8, 2007	By:	/s/ Gary Herman
Name: Gary Herman
Title: Managing Member of Galloway Capital Management LLC, the General Partner of Strategic Turnaround Equity Partners, L.P. (Cayman)

Galloway Capital Management, LLC

March 8, 2007	By:	/s/ Bruce Galloway
Name: Bruce Galloway
Title: Managing Member

Gary L. Herman

March 8, 2007	By:	/s/ Gary L. Herman

Bruce Galloway

March 8, 2007	By:	/s/ Bruce Galloway

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).